SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Gartner, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Lewis G. Schwartz, Esq.
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700
Tel: (203) 316-1111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry W. Sonsini, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94303
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee(1)

$7,146,711*	$841.17

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price of options to purchase shares of Common Stock being solicited in this offer.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:     Not Applicable.
Form or Registration No.:     Not Applicable.
Filing Party:     Not Applicable.
Date Filed:     Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☐     third-party tender offer subject to Rule 14d-1.
      ☑     issuer tender offer subject to Rule 13e-4.
      ☐     going-private transaction subject to Rule 13e-3.
      ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer:     ☐

Item 2. Subject Company Information
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.1.A: OFFER TO PURCHASE
EX-99.A.1.B: FORM OF ELECTION AGREEMENT
EX-99.A.1.C: OPTION TO PURCHASE WEBSITE PAGES
EX-99.A.5.C: LETTER TO ELIGIBLE EMPLOYEES
EX-99.A.5.D: UPDATED REMINDER NOTICE
EX-99.A.5.E: PROMISE OF PAYMENT

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Gartner, Inc., a Delaware corporation (“Gartner” or the “Company”), with the Securities and Exchange Commission on August 22, 2005, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by Gartner on September 6, 2005, relating to the offer by the Company to purchase (the “Option Repurchase”) certain options to purchase shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1991 Stock Option Plan, 1994 Long Term Stock Option Plan, 1996 Long Term Stock Option Plan, 1998 Long Term Stock Option Plan or 1999 Stock Option Plan, with exercise prices greater than $12.95 per share (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be cancelled in exchange for a cash payment equal to the value of the outstanding and vested portion of each such option, upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated August 22, 2005 (the “Offer to Purchase”) and (ii) the Election Agreement. An “eligible employee” refers to all persons who are current or former employees of the Company and who are or were employed Australia, Austria, Belgium, Brazil, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Singapore, South Korea, Sweden, Switzerland, Taiwan, United Kingdom, or the United States.
      This Amendment No. 2 reflects amendments which were made to the Schedule TO, to pages i-ii, 1-6, 18-25, 32-34 of the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A), to the Form of Election Agreement attached to the Schedule TO as Exhibit (a)(1)(B), to the Option to Purchase website pages attached to the Schedule TO as Exhibit (a)(1)(C). In addition, this Amendment No. 2 contains the following additional communications that are to be attached to the Schedule TO, (i) Letter to Eligible Employees dated September 9, 2005 attached to the Schedule TO as Exhibit (a)(5)(C), (ii) Updated Reminder Notice attached to the Schedule TO as Exhibit (a)(5)(D) and (iii) Promise of Payment attached to the Schedule TO as Exhibit (a)(5)(E).

Pages i-ii, 1-5, 18-23 of the Offer to Purchase has been amended to extend the “Expiration Date” as defined in the Offer to Purchase to midnight, New York City Time, on September 20, 2005.

Pages ii, 2, 17 and 23 of the Offer to Purchase has been amended to indicate that the Company will send a Promise of Payment within three business days of the Expiration Date and that the cash payment will be made promptly after the Expiration Date.

Page 24 of the Offer to Purchase was amended to change references to September 19, 2005 to September 20, 2005.

The disclosure under question number 8 of the General Questions about the Repurchase Program in the Summary Term Sheet of the Offer to Purchase on page 4 was amended to (i) clarify that those participants who either received their election materials in paper form, are employed in Brazil or otherwise decide to elect to participate via a paper election agreement must deliver their paper election agreements by the Expiration Date and to (ii) indicate that option holders who elect to participate via the Mellon Investor Services website will have their elections confirmed as indicated on the website.

The disclosure under question number 15 of the General Questions about the Repurchase Program in the Summary Term Sheet of the Offer to Purchase on page 6 and under Section 15 on page 32 of the Offer to Purchase was amended to delete the reference to the tax disclosure and explanation as a “general summary” and to remove the reference to Treasury Department Circular 230.

Section 8 on pages 23-25 was amended to clarify the conditions of the repurchase program.

Section 16 on page 33 was amended to clarify that the Company, except as required by law, has no obligation to publish, advertise or otherwise communicate any amendment to the Repurchase Program other than to Eligible Option holders.

Section 18 on page 34 was amended to add the Company’s current report on Form 8-K, filed with the Securities and Exchange Commission on August 26, 2005 to the list of materials which the Company recommends that Eligible Employees review before making a decision on whether to participate in the Repurchase Program.

The Form of Election Agreement attached to the Schedule TO as Exhibit (a)(1)(B) and the Option to Purchase website pages attached to the Schedule TO as Exhibit (a)(1)(C) was amended to reflect the extension of the “Expiration Date” as defined in the Offer to Purchase to midnight, New York City Time, on September 20, 2005.
      This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 2.	Subject Company Information
      Item 2 of the Schedule TO is hereby amended and supplemented to replace the following sentence, “This offer is open to eligible current or former employees of Gartner that hold options that have not expired as of September 19, 2005,” with the following sentence:
      “This offer is open to eligible current or former employees of Gartner that hold options that have not expired as of September 20, 2005.”

Item 12.	Exhibits

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 22, 2005
(a)(1)(B)	Form of Election Agreement
(a)(1)(C)	Option to Purchase website pages
(a)(1)(D)*	Form of Addendum
(a)(1)(E)*	Form of PIN Notification
(a)(2)-(4)	Not applicable
(a)(5)(A)*	Letter to Eligible Employees, dated August 22, 2005
(a)(5)(B)*	Employee Communications
(a)(5)(C)	Letter to Eligible Employees, dated September 9, 2005
(a)(5)(D)	Updated Reminder Notice
(a)(5)(E)	Promise of Payment
(b)	Not applicable
(d)(1)*	1991 Stock Option Plan
(d)(2)*	1994 Long Term Stock Option Plan
(d)(3)*	1996 Long Term Stock Option Plan
(d)(4)*	1998 Long Term Stock Option Plan
(d)(5)*	1999 Stock Option Plan
(e)	Not applicable
(f)	Not applicable

*	Previously filed

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GARTNER, INC.

/s/ Christopher Lafond

Christopher Lafond
Executive Vice President and Chief Financial Officer
Date: September 9, 2005

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 22, 2005
(a)(1)(B)	Form of Election Agreement
(a)(1)(C)	Option to Purchase website pages
(a)(1)(D)*	Form of Addendum
(a)(1)(E)*	Form of PIN Notification
(a)(2)-(4)	Not applicable
(a)(5)(A)*	Letter to Eligible Employees, dated August 22, 2005
(a)(5)(B)*	Employee Communications
(a)(5)(C)	Letter to Eligible Employees, dated September 9, 2005
(a)(5)(D)	Updated Reminder Notice
(a)(5)(E)	Promise of Payment
(b)	Not applicable
(d)(1)*	1991 Stock Option Plan
(d)(2)*	1994 Long Term Stock Option Plan
(d)(3)*	1996 Long Term Stock Option Plan
(d)(4)*	1998 Long Term Stock Option Plan
(d)(5)*	1999 Stock Option Plan
(e)	Not applicable
(f)	Not applicable

*	Previously filed